05037154

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53216

SEC MAIL RECEIVED PROCESSING SECTION FEB 25 2005 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairview Capital Ventures, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Bonum Road
(No. and Street)

Lake Wylie	**South Carolina**	**29710**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela K. Furr **(803) 831-8142**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Pamela K. Furr,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fairview Capital Ventures, LLC,** as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member

Title

2-24-05

Notary Public

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRVIEW CAPITAL VENTURES, LLC

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Fairview Capital Ventures, LLC:

We have audited the accompanying balance sheets of Fairview Capital Ventures, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Capital Ventures, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 14, 2005

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

FAIRVIEW CAPITAL VENTURES, LLC

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ 6,784	6,751
Computer equipment, at cost, net of accumulated depreciation of $791 and $32, respectively	1,487	2,246
Total assets	$ 8,271	8,997
Member's Equity		
Member's equity	$ 8,271	8,997

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Operations

For the Years Ended December 31, 2004 and 2003

	2004	2003
Operating income consisting of business advisory fees	$ 319,124	2,230
Operating expenses:		
Depreciation	759	32
Licenses and insurance	1,741	1,843
Office supplies, printing and postage	1,234	504
Professional fees	2,000	3,000
Telephone and Internet access	2,940	1,705
Travel and entertainment	-	201
Legal fees	15,596	675
Consulting fees	301,288	-
Other	1,292	705
Total operating expenses	326,850	8,665
Net loss	$ (7,726)	(6,435)

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Member's Equity

For the Year Ended December 31, 2004 and 2003

Balance at December 31, 2002	$ 8,652
Net loss	(6,435)
Member contributions	6,780
Balance at December 31, 2003	8,997
Net loss	(7,726)
Member contributions	7,000
Balance at December 31, 2004	$ 8,271

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (7,726)	(6,435)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	759	32
Net cash used in operating activities	(6,967)	(6,403)
Cash flows from investing activities consisting of purchases of computer equipment	-	(2,278)
Cash flows from financing activities consisting of member contributions	7,000	6,000
Net change in cash	33	(2,681)
Cash at beginning of period	6,751	9,432
Cash at end of period	$ 6,784	6,751
Non-cash financing activity consisting of forgiveness of payable to member	$ -	780

See accompanying notes to financial statements.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Fairview Capital Ventures, LLC (the "Company"), which has been in business since 2000, offers business advisory services and specializes in the private placement of securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in North Carolina and South Carolina. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Business advisory fees are recorded as services are performed.

Computer Equipment
Computer equipment is reported at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the assets (three years).

Income Taxes
The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**
The Company had an outstanding payable to one of its members of $780 as of December 31, 2002. During 2003, this payable was forgiven and contributed to member's equity. Also during 2003, the Company received $1,800 of business advisory fee income from Furr Traders, Inc., an affiliate through common ownership. During 2004, the Company paid $3,100 to Furr Traders, Inc. for legal fees. Also during 2004, the Company paid $301,288 in consulting fees to the managing member and $12,496 in legal fees to a professional association whose ownership includes the managing member's spouse.

(3) **Pension and Profit Sharing Plan**
The Company sponsors a defined contribution profit sharing plan pursuant to section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately in the plan. Company contributions to the plan are discretionary. There were no contributions to the plan during 2004 and 2003.

(4) **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $6,784, which was $1,784 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1.

SUPPLEMENTAL

SCHEDULE

FAIRVIEW CAPITAL VENTURES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Computation of Net Capital:

Total assets	$ 8,271
Aggregate indebtedness	-
Net assets	8,271
Non-allowable assets	(1,487)
Tentative net capital	6,784
Haircuts	-
Net capital	6,784
Minimum net capital	5,000
Excess net capital	$ 1,784

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness	$ -
Net capital	$ 6,784
Ratio	.00 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2004) and the amount computed above.

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Member
Fairview Capital Ventures, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Fairview Capital Ventures, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 14, 2005